Infosys Limited
Regd. Office : Electronics City, Hosur Road
Bangalore 560 100, India
Tel.: 91 80 2852 0261
Fax: 91 80 2852 0362
www.infosys.com

April 13, 2012

Dear member,

You are cordially invited to attend the thirty-first Annual General Meeting of the members to be held on Saturday, June 9, 2012 at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India.

The Notice of the meeting, containing the business to be transacted, is enclosed herewith.

Attendees who are differently-abled and require assistance at the Annual General Meeting are requested to contact :

Charles Henry Hawkes
*Vice President and Regional Head – Facilities*
Infosys Limited,
Electronics City, Hosur Road
Bangalore 560 100, India
Tel. : 91 80 2852 0261 Ext. : 2250
Mobile : 91 98450 15990

Very truly yours,

K. V. Kamath
*Chairman of the Board*

*Encl : Notice*

## Notice

Notice is hereby given that the thirty-first Annual General Meeting (AGM) of the members of Infosys Limited will be held on Saturday, June 9, 2012, at 3:00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, to transact the following business:

## Ordinary business

### Item No. 1 – Adoption of accounts

To receive, consider and adopt the Balance Sheet as at March 31, 2012, the Profit and Loss account for the year ended on that date and the Report of the Directors and the Auditors thereon.

### Item No. 2 – Declaration of dividend

To declare the final and special dividend for the financial year ended March 31, 2012.

### Item No. 3 – Re-appointment of S. Gopalakrishnan

To appoint a director in place of S. Gopalakrishnan, who retires by rotation and, being eligible, seeks re-appointment.

### Item No. 4 – Re-appointment of K. V. Kamath

To appoint a director in place of K. V. Kamath, who retires by rotation and, being eligible, seeks re-appointment.

### Item No. 5 – Re-appointment of David L. Boyles

To appoint a director in place of David L. Boyles, who retires by rotation and, being eligible, seeks re-appointment.

### Item No. 6 – Re-appointment of Prof. Jeffrey S. Lehman

To appoint a director in place of Prof. Jeffrey S. Lehman, who retires by rotation and, being eligible, seeks re-appointment.

### Item No. 7 – Appointment of Auditors

To appoint auditors to hold office from the conclusion of this AGM until the conclusion of the next AGM and to fix their remuneration and to pass the following resolution thereof:

Resolved that B S R & Co., Chartered Accountants (Firm registration No. 101248W), be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this AGM to the conclusion of the next AGM on such remuneration as may be determined by the Board of Directors in consultation with the Auditors, and the remuneration may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors.

## Special business

### Item No. 8 – Appointment of Ann M. Fudge as Director, liable to retire by rotation

#### To consider and, if thought fit, to pass with or without modification(s), the following as an ordinary resolution

Resolved that in accordance with the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, Ann M. Fudge, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 114 of the Articles of Association of the Company, be and is hereby appointed as a Director of the Company liable to retire by rotation.

### Item No. 9 – Appointment of V. Balakrishnan as a Director liable to retire by rotation and also as a Whole-time Director

#### To consider and, if thought fit, to pass with or without modification(s), the following as an ordinary resolution

Resolved that in accordance with the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, V. Balakrishnan, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 114 of the Articles of Association of the Company, be and is hereby appointed as a Director of the Company liable to retire by rotation.

Resolved further that in accordance with the provisions of Sections 198, 269 and 309 read with the Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactments thereof, approval of the Company be and is hereby accorded to the appointment of V. Balakrishnan, as Whole-time Director of the Company for a period of five years, with effect from June 11, 2011 on the terms and conditions as stated in the explanatory statement and on the remuneration set out below, with the liberty to the Board of Directors (hereafter referred to as 'the Board', which term shall be deemed to include any Committee of the Board constituted to exercise its powers, including the powers conferred by this Resolution) to alter and vary the terms and conditions of appointment and / or remuneration, subject the same not exceeding the limits specified under Schedule XIII of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof.

1. Salary per month: ₹2,90,550 in the scale of ₹2,75,000 to ₹6,00,000.
2. Bonus: Upto a maximum of 20% of the salary, payable quarterly or at other intervals, as may be decided by the Board.
3. Company performance linked incentive: Payable quarterly or at other intervals, as may be decided by the Board.
4. Individual performance linked incentive: Payable quarterly or at other intervals, as may be decided by the Board.
5. Long-term bonus plan: Be entitled for a long-term bonus payment, as may be decided by the Board.
6. Perquisites and allowances:
   a. Housing: Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per Income Tax Rules, 1962.
   b. Medical reimbursement / allowance: Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
   c. Leave travel concession / allowance: For self and family once in a year, as decided by the Board from time to time.
   d. Club fees: Fees payable subject to a maximum of two clubs.
   e. Provision for driver / driver's salary allowance: As per the rules of the Company.
   f. Personal accident insurance: As per the rules of the Company.
7. Other benefits:
   a. Earned / privilege leave: As per the rules of the Company.
   b. Company's contribution to provident fund and superannuation fund: As per the rules of the Company.
   c. Gratuity: As per the rules of the Company.
   d. Encashment of leave: As per the rules of the Company.

## Minimum remuneration

Resolved further that notwithstanding anything herein above stated, where in any financial year closing on and after March 31, 2012, the Company incurs a loss or its profits are inadequate, the Company shall pay to V. Balakrishnan, the remuneration by way of salary, bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

## Item No. 10 – Appointment of Ashok Vemuri as a Director liable to retire by rotation and also as a Whole-time Director

### To consider and, if thought fit, to pass with or without modification(s), the following as an ordinary resolution

Resolved that in accordance with the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, Ashok Vemuri, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 114 of the Articles of Association of the Company, be and is hereby appointed as a Director of the Company liable to retire by rotation.

Resolved further that in accordance with the provisions of Sections 198, 269 and 309 read with the Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactments thereof, approval of the Company be and is hereby accorded to the appointment of Ashok Vemuri, as Whole-time Director of the Company for a period of five years, with effect from June 11, 2011 on the terms and conditions as stated in the explanatory statement and on the remuneration set out below, with the liberty to the Board of Directors (hereinafter referred to as 'the Board', which term shall be deemed to include any Committee of the Board constituted to exercise its powers, including the powers conferred by this Resolution) to alter and vary the terms and conditions of appointment and / or remuneration, subject the same not exceeding the limits specified under Schedule XIII of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof.

1. Salary per month : US $59,000 in the scale of US $55,000 to US $1,00,000 per month.
2. Company performance linked incentive : Payable quarterly or at other intervals, as may be decided by the Board.
3. Individual performance linked incentive : Payable quarterly or at other intervals, as may be decided by the Board.
4. Long Term Bonus Plan : Be entitled to a long term bonus payment, as may be decided by the Board.
5. Perquisites and allowances :
   - (i) Be covered under the healthcare, income protection and retirement plans applicable to employees based in the U.S., as per the rules of the Company.
   - (ii) Healthcare benefits : As per the rules of the Company applicable to employees based in the U.S.
   - (iii) Disability insurance : As per the rules of the Company applicable to employees based in the U.S.
   - (iv) Infosys Executive Retirement Plan (IERP) : Be eligible to participate in IERP where the Company may choose to match a certain percentage of the employee's contribution per year, up to a maximum amount as per the rules of the Company.
   - (v) Earned / privilege leave : As per the rules of the Company.
   - (vi) Encashment of leave : Payable as per the rules of the Company

## Minimum remuneration

Resolved further that notwithstanding anything stated above, wherein any financial year closing on and after March 31, 2012, the Company incurs a loss or its profits are inadequate, the Company shall pay Ashok Vemuri, the remuneration by way of salary, bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

## Item No. 11 – Appointment of B. G. Srinivas as a Director liable to retire by rotation and also as a Whole-time Director

### To consider and, if thought fit, to pass with or without modification(s), the following as an ordinary resolution

Resolved that in accordance with the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof, B. G. Srinivas, who was appointed as an Additional Director pursuant to the provisions of Section 260 of the Companies Act, 1956 and Article 114 of the Articles of Association of the Company, be and is hereby appointed as a Director of the Company liable to retire by rotation.

Resolved further that in accordance with the provisions of Sections 198, 269 and 309 read with the Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 or any statutory modification(s) or re-enactments thereof, approval of the Company be and is hereby accorded to the appointment of B. G. Srinivas, as Whole-time Director of the Company for a period of five years, with effect from June 11, 2011 on the terms and conditions as stated in the explanatory statement and on the remuneration set out below, with the liberty to the Board of Directors (hereafter referred to as 'the Board', which term shall be deemed to include any Committee of the Board constituted to exercise its powers, including the powers conferred by this Resolution) to alter and vary the terms and conditions of appointment and / or remuneration, subject the same not exceeding the limits specified under Schedule XIII of the Companies Act, 1956 or any statutory modification(s) or re-enactment thereof.

1. Salary per month : £ 32,650 in the scale of £ 30,000 to £ 65,000 per month.
2. Company performance linked incentive : Payable quarterly or at other intervals, as may be decided by the Board.
3. Individual performance linked incentive : Payable quarterly or at other intervals, as may be decided by the Board.
4. Long Term Bonus Plan : Be entitled to a long term bonus payment, as may be decided by the Board.
5. Perquisites and allowances :
   - (i) Be covered under the healthcare, income protection and retirement plans applicable to employees based in the U.K., as per the rules of the Company.
   - (ii) Healthcare benefits : As per the rules of the Company applicable to employees based in the U.K.
   - (iii) Disability insurance : As per the rules of the Company applicable to employees based in the U.K.
   - (iv) Earned / privilege leave : As per the rules of the Company.
   - (v) Encashment of leave : Payable as per the rules of the Company.

## Minimum remuneration

Resolved further that notwithstanding anything stated above, wherein any financial year closing on and after March 31, 2012, the Company incurs a loss or its profits are inadequate, the Company shall pay to B. G. Srinivas, the remuneration by way of salary, bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

## Item No. 12 – Remuneration in the form of commission for Non-executive Directors

**To consider and, if thought fit, to pass with or without modifications, the following as a special resolution:**

Resolved that pursuant to the provisions of Section 309 and other applicable provisions, if any, of the Companies Act, 1956 a sum not exceeding 1% per annum of the net profits of the Company calculated in accordance with the provisions of Section 198, 349 and 350 of the Companies Act, 1956 be paid to and distributed amongst the directors of the Company or some or any of them (other than the managing director and the whole-time directors) in such amounts or proportions and in such manner and in all respects as may be decided by the Board of Directors and such payments shall be made with respect to the profits of the Company for each year for a period of five years commencing from April 1, 2013 to March 31, 2018.

Registered office:
Electronics City
Hosur Road
Bangalore 560 100
India

Bangalore
April 13, 2012

*by order of the Board of Directors*
for Infosys Limited

K. Parvatheesam
*Company Secretary*

## Notes

1. A member entitled to attend and vote at the AGM is entitled to appoint a proxy to attend and vote in the meeting and the proxy need not be a member of the Company.
2. The instrument appointing the proxy must be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.
3. Members / proxies should bring duly filled Attendance Slips sent herewith to attend the meeting.
4. The Register of Directors' Shareholding, maintained under Section 307 of the Companies Act, 1956, will be available for inspection by the members at the AGM.
5. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the Company.
6. The Register of Members and Share Transfer Books will remain closed from May 26, 2012 to June 9, 2012 (both days inclusive).
7. The certificate from the Auditors of the Company certifying that the Company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with SEBI Guidelines, 1999 (Employees Stock Option Scheme and Employees Stock Purchase Scheme), and in accordance with the resolution of the members passed at the general meeting will be available for inspection by the members at the AGM.
8. Subject to the provisions of Section 206A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be paid on June 11, 2012 to those members whose names appear on the Register of Members as on May 25, 2012.
9. Members whose shareholding is in the electronic mode are requested to inform change of address and updates of savings bank account details to their respective depository participants. Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.
10. Members are requested to address all correspondence, including dividend matters, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Plot No. 17 to 24, Near Image Hospital, Vittalrao Nagar, Madhapur 414, Hyderabad 500081, India.
11. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with the Company Secretary, at the Company's registered office. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund.
12. Infosys is concerned about the environment and utilizes natural resources in a sustainable way. The Ministry of Corporate Affairs (MCA), Government of India, has by its Circular Nos. 17 / 2011 and 18 / 2011, dated April 21, 2011 and April 29, 2011 respectively, permitted companies to send official documents to their shareholders electronically as part of its green initiatives in corporate governance.

    Recognizing the spirit of the circular issued by the MCA, we are sending documents like the Notice convening the general meetings, Financial Statements, Directors' Report, Auditors' Report, etc, to the email address provided by you with your depositories.

    We request you to update your email address with your depository participant to ensure that the annual report and other documents reach you on your preferred email account.

# Explanatory statement under Section 173 (2) of the Companies Act, 1956

### Item No. 8

The Board of Directors of the Company ('the Board'), at its meeting held on June 11, 2011, appointed Ann M. Fudge, as an Additional Director of the Company with effect from October 1, 2011, pursuant to Section 260 of the Companies Act, 1956 ('the Act'), read with Article 114 of the Articles of Association of the Company.

In terms of the provisions of Section 260 of the Act, Ann M. Fudge will hold office up to the date of the ensuing AGM. The Company has received a notice in writing from a member along with a deposit of ₹ 500 for proposing the candidature of Ann M. Fudge for the office of Director of the Company under the provisions of Section 257 of the Act.

Ann M. Fudge is not disqualified from being appointed as Director in terms of Section 274(1)(g) of the Act. The Company has received the requisite Form DD-A from Ann M. Fudge, in terms of the Companies (Disqualification of Directors under Section 274(1)(g) of the Companies Act, 1956) Rules, 2003, confirming her eligibility for such appointment.

No director, except Ann M. Fudge, to whom the resolution relates, is interested or concerned in the resolution.

The Board recommends the resolution for approval of the members.

### Item No. 9

The Board of Directors of the Company ('the Board'), at its meeting held on June 11, 2011, appointed V. Balakrishnan, as an Additional Director of the Company with effect from June 11, 2011, pursuant to Section 260 of the Companies Act, 1956 ('the Act'), read with Article 114 of the Articles of Association of the Company.

In terms of the provisions of Section 260 of the Act, V. Balakrishnan will hold office up to the date of the ensuing AGM. The Company has received a notice in writing from a member along with a deposit of ₹ 500 for proposing the candidature of V. Balakrishnan for the office of Director of the Company under the provisions of Section 257 of the Act.

V. Balakrishnan is not disqualified from being appointed as Director in terms of Section 274(1)(g) of the Act. The Company has received the requisite Form DD-A from V. Balakrishnan, in terms of the Companies

(Disqualification of Directors under Section 274(1)(g) of the Companies Act, 1956) Rules, 2003, confirming his eligibility for such appointment.

Further, the Board also appointed, subject to the approval of the members in general meeting, V. Balakrishnan as Whole-time Director of the Company for a period of five years commencing June 11, 2011.

The terms and conditions of his appointment are as follows :

1. Remuneration : As provided in the resolution
2. Period of appointment : Five years beginning June 11, 2011 and ending on June 10, 2016.
3. The appointment may be terminated by either party by giving six months' notice in writing of such termination.
4. V. Balakrishnan shall perform such duties as shall from time to time be entrusted to him by the Board, subject to the superintendence, guidance and control of the Board and he shall perform such other duties as shall from time to time be entrusted to him by the Board.

The resolution seeks the approval of the members in terms of Section(s) 257, 198, 269 and 309 read with Schedule XIII and other applicable provisions of the Companies Act, 1956 for the appointment of V. Balakrishnan as the Whole-time Director of the Company for a period of five years commencing June 11, 2011.

No director, except V. Balakrishnan, to whom the resolution relates, is interested or concerned in the resolution. The Board recommends the resolution for approval of the members.

### Item No. 10

The Board of Directors of the Company ('the Board'), at its meeting held on June 11, 2011, appointed Ashok Vemuri, as an Additional Director of the Company with effect from June 11, 2011, pursuant to Section 260 of the Companies Act, 1956 ('the Act'), read with Article 114 of the Articles of Association of the Company.

In terms of the provisions of Section 260 of the Act, Ashok Vemuri will hold office up to the date of the ensuing AGM. The Company has received a notice in writing from a member along with a deposit of ₹500 for proposing the candidature of Ashok Vemuri for the office of Director of the Company under the provisions of Section 257 of the Act.

Ashok Vemuri is not disqualified from being appointed as Director in terms of Section 274(1)(g) of the Act. The Company has received the requisite Form DD-A from Ashok Vemuri, in terms of the Companies (Disqualification of Directors under Section 274(1)(g) of the Companies Act, 1956) Rules, 2003, confirming his eligibility for such appointment.

Further, the Board also appointed, subject to the approval of the members in general meeting and the Central Government, Ashok Vemuri as Whole-time Director of the Company for a period of five years commencing June 11, 2011. The Company has obtained necessary approval of the Central Government vide its letter, SR No. B16831455 / 4 / 2011 – CL. VII dated September 15, 2011, a copy of which is available for inspection at the Registered Office of the Company during office hours.

The terms and conditions of his appointment are as follows :

1. Remuneration : As provided in the resolution
2. Period of appointment : Five years beginning June 11, 2011 and ending on June 10, 2016.
3. The appointment may be terminated by either party by giving six months' notice in writing of such termination.
4. Ashok Vemuri shall perform such duties as shall from time to time be entrusted to him by the Board, subject to the superintendence, guidance and control of the Board and he shall perform such other duties as shall from time to time be entrusted to him by the Board.

The resolution seeks the approval of the members in terms of Section(s) 257, 198, 269 and 309 read with Schedule XIII and other applicable provisions of the Companies Act, 1956 for the appointment of Ashok Vemuri as the Whole-time Director of the Company for a period of five years commencing June 11, 2011.

No director, except Ashok Vemuri, to whom the resolution relates, is interested or concerned in the resolution. The Board recommends the resolution for approval of the members.

### Item No. 11

The Board of Directors of the Company ('the Board'), at its meeting held on June 11, 2011, appointed B. G. Srinivas, as an Additional Director of the Company with effect from June 11, 2011, pursuant to Section 260 of the Companies Act, 1956 ('the Act'), read with Article 114 of the Articles of Association of the Company.

In terms of the provisions of Section 260 of the Act, B. G. Srinivas will hold office up to the date of the ensuing AGM. The Company has received a notice in writing from a member along with a deposit of ₹500 for proposing the candidature of B. G. Srinivas for the office of Director of the Company under the provisions of Section 257 of the Act.

B. G. Srinivas is not disqualified from being appointed as Director in terms of Section 274(1)(g) of the Act. The Company has received the requisite Form DD-A from B. G. Srinivas, in terms of the Companies (Disqualification of Directors under Section 274(1)(g) of the Companies Act, 1956) Rules, 2003, confirming his eligibility for such appointment.

Further, the Board also appointed, subject to the approval of the members in general meeting and the Central Government, B. G. Srinivas as Whole-time Director of the Company for a period of five years commencing June 11, 2011. The Company has obtained necessary approval of the Central Government vide its letter, SR No. B16824799 / 4 / 2011 – CL. VII dated September 15, 2011, a copy of which is available for inspection at the Registered Office of the Company during office hours.

The terms and conditions of his appointment are as follows :

1. Remuneration : As provided in the resolution
2. Period of appointment : Five years beginning June 11, 2011 and ending on June 10, 2016.
3. The appointment may be terminated by either party by giving six months' notice in writing of such termination.
4. B. G. Srinivas shall perform such duties as shall from time to time be entrusted to him by the Board, subject to the superintendence, guidance and control of the Board and he shall perform such other duties as shall from time to time be entrusted to him by the Board.

The resolution seeks the approval of the members in terms of Section(s) 257, 198 269 and 309 read with Schedule XIII and other applicable provisions of the Companies Act, 1956 for the appointment of B. G. Srinivas as the Whole-time Director of the Company for a period of five years commencing June 11, 2011.

No director, except B. G. Srinivas, to whom the resolution relates, is interested or concerned in the resolution. The Board recommends the resolution for approval of the members.

### Item No. 12

The shareholders of the Company at the twenty-sixth Annual General Meeting held on June 22, 2007, had by a special resolution approved the payment of remuneration by way of commission to directors who are neither in the whole-time employment of the Company or a managing director (non-executive directors), such remuneration not to exceed 1% of the net profits of the Company for the financial year commencing from April 1, 2013 and ending on March 31, 2018.

The resolution proposes to seek the approval of members pursuant to Section 309 of the Companies Act, 1956 for payment of remuneration by way of commission to the non-executive directors for a further period of five years commencing from the financial year beginning April 1, 2013 and ending on March 31, 2018.

All the directors except the Managing Director / Whole-time directors of the Company may be deemed to be interested in the resolution to the extent of commission payable to them in accordance with the proposed resolution.

The Board recommends the resolution for approval of the members.

Registered office:
Electronics City
Hosur Road
Bangalore 560 100
India

*by order of the Board of Directors*
for Infosys Limited

Bangalore
April 13, 2012

K. Parvatheesam
*Company Secretary*

# Additional information on Directors recommended for re-appointment



## S. Gopalakrishnan

S. Gopalakrishnan, Kris to his colleagues, is currently the Executive Co-Chairman of the Board of Directors. In 1981, Kris, along with N. R. Narayana Murthy and five others, founded Infosys Limited. His initial responsibilities included the management of design, development, implementation, and support of information systems for clients in the consumer products industry in the U.S.

Between 1987 and 1994, Kris served as the Vice President for technical operations of KSA / Infosys (a joint venture between Infosys and KSA in Atlanta, U.S.) In 1994, Kris returned to India and was appointed as the Deputy Managing Director of Infosys.

Before becoming the CEO and Managing Director in July 2007, Kris served as Infosys' Chief Operating Officer, President and Joint Managing Director, responsible for customer services, technology, investments, and acquisitions. He took over as the Executive Co-Chairman on August 21, 2011.

Recognized as a global business and technology thought leader, Kris was recently voted the top CEO (IT Services category) in *Institutional Investor's* inaugural ranking of Asia's Top Executives. He was selected as one of the winners of the second Asian Corporate Director Recognition Awards by *Corporate Governance Asia*. He was also listed in Thinkers 50, an elite list of global business thinkers compiled by Des Dearlove and Stuart Crainer, in association with the IE Business School, Madrid and the London Business School's Management Innovation Lab.

In January 2011, the Government of India awarded Kris the Padma Bhushan, the country's third highest civilian honor. He has also represented Infosys and the country in international forums, such as the Indo-U.S. CEO Council and President's Council of the New York Academy of Sciences. He is also a member of the UNESCO High-Level Panel on Women's Empowerment and Gender Equity and the Chairman of 'The Business Action for Sustainable Development 2012' (BASD), a coalition of international business groups committed to sustainable development.

In April 2012, Kris was appointed as a member of the reconstituted United Nations Global Compact Board for three years. The Global Compact Board is the UN's highest-level advisory body, involving business, civil society, labor and employers organizations. He is also a member of the International Advisory Board of the China Europe International Business School (CEIBS).

Kris is the President designate of the Confederation of Indian Industry's (CII) National Council and is on the Board of Governors of the Indian Institute of Management (IIM), Bangalore. He is also the Chairman of the Indian Institute of Information Technology and Management (IIITM), Kerala. He is a member of ACM, IEEE and IEEE Computer Society. Kris holds Master's degrees in Physics (1977) and Computer Science (1979) from the Indian Institute of Technology, Madras.

### Companies (other than Infosys) in which S. Gopalakrishnan holds directorship and committee memberships

#### Directorships
None

#### Chairperson of Board committees
None

#### Member of Board committees
None

#### Shareholding in the Company
S. Gopalakrishnan holds 66,56,726 equity shares of the Company.



## K. V. Kamath

K. V. Kamath joined the Board of Infosys in May 2009 and took over as the Independent Chairman of the Board in August 2011. As Chairman of the Board, Kamath is responsible for fostering and promoting the integrity of the Board while nurturing a culture where the Board works harmoniously for the long-term benefit of the Company and all its stakeholders.

Kamath started his career in 1971 at ICICI, an Indian financial institution that founded ICICI Bank and merged with it in 2002. In 1988, he moved to the Asian Development Bank and spent several years in south-east Asia before returning to ICICI as its Managing Director and CEO in 1996. Currently, he is the non-executive Chairman of the Board of Directors of ICICI Bank.

Kamath was conferred the Padma Bhushan, India's third highest civilian honor, in 2008. He has received widespread recognition internationally and in India, including being named Businessman of the Year by *Forbes Asia* and Business Leader of the Year by *The Economic Times*, India in 2007 and CNBC's 'Asian Business Leader of the Year' in 2001.

Kamath was the President of the Confederation of Indian Industry from 2008 to 2009. He is also an Independent Director on the Board of Directors of Schlumberger Limited. He has been a Co-Chair of the World Economic Forum's Annual Meeting in Davos.

He holds a B.E. in Mechanical Engineering and a post-graduate diploma in business management from the Indian Institute of Management, Ahmedabad.

### Companies (other than Infosys) in which K. V. Kamath holds directorship and committee memberships

#### Directorships
ICICI Bank Limited
Schlumberger Limited

#### Chairperson of Board committees
ICICI Bank Limited
*Risk Committee*
*Credit Committee*
*Customer Service Committee*

Member of Board committees

ICICI Bank Limited

*Board Governance, Remuneration and Nominations Committee*

*Fraud Monitoring Committee*

*Information Technology Strategy Committee*

Schlumberger Limited

*Audit Committee*

*Finance Committee*

## Shareholding in the Company

K. V. Kamath does not hold any equity shares of the Company.

---



## David L. Boyles

David L. Boyles joined the Infosys Board as an Independent Director in July 2005 and currently chairs the Risk Management Committee of the Board.

David manages a boutique consulting practice focused on IT strategy, business alignment, governance and change management. He is an Adjunct Professor in the School of Computing of the University of Tasmania. He is the principal author of the book, *Maximizing the Business Value of your Technology Investment* (©2005, Infosys and Microsoft).

David has held senior leadership positions at large multinational corporations, including American Express, Bank of America and ANZ Banking Group. He retired from ANZ and full-time corporate life in December 2003. As the Chief Operating Officer at ANZ Banking Group, he was responsible for technology, payments, property, strategic sourcing and other shared services. David joined ANZ as Chief Information Officer in 1998.

Prior to ANZ, he was Senior Vice President, e-Commerce, at American Express. In this role, he was responsible for state-of-the-art online services and emerging technologies. His early roles with AMEXCO included Senior Vice President, Global Systems and Operations, Travellers Cheque Group. Other leadership positions include Downey Financial (Executive Vice President & Chief Operating Officer) and Bank of America (Senior Vice President, Consumer Markets).

David has an MBA from the Washington State University and an M.A. and a B.A. (*summa cum laude*) in Psychology from UNC, Greeley.

## Companies (other than Infosys) in which David L. Boyles holds directorship and committee memberships

Directorships

Syscendant (*trading name of CXO Technology Advisory Pty. Ltd.*)

Chairperson of Board committees

None

Member of Board committees

None

## Shareholding in the Company

David L. Boyles holds 2,000 American Depository Shares of the Company.



## Prof. Jeffrey S. Lehman

Prof. Jeffrey S. Lehman joined the Infosys Board as an Independent Director in April 2006 and currently chairs the Nominations Committee of the Board. Jeff was the Professor of Law and Former President at Cornell University, is a Senior Scholar at the Woodrow Wilson International Center for Scholars in Washington D.C. and the President of the Joint Center for China-U.S. Law & Policy Studies at Peking University and Beijing Foreign Studies University.

Jeff earned an A.B. (Bachelor of Arts) in Mathematics from Cornell University, and M.P.P. (Master of Public Policy) and JD (Juris Doctor) degrees from the University of Michigan, where he served as editor-in-chief of the *Michigan Law Review*. He served as a law clerk to Chief Judge Frank M. Coffin, of the U.S. Court of Appeals for the First Circuit and to Associate Justice John Paul Stevens, of the U.S. Supreme Court. He practiced tax law in Washington D.C., at Caplin & Drysdale.

Jeff taught law and public policy at the University of Michigan, specializing in law and policy of the American welfare state, before becoming dean of the law school at the age of 37. Under his stewardship, the school launched many successful initiatives such as legal writing and transnational law. He also served as a public spokesperson in defense of the law school's moderate approach to affirmative action in admissions, an approach that was vindicated by the Supreme Court's decision in 'Grutter vs. Bollinger'. In recognition of his work on the Grutter case, the NAACP Legal Defense and Educational Fund, Inc. honored Jeffrey with its National Equal Justice Award. During his last two years as dean, he also served as the President of the American Law Deans Association.

During his tenure as the eleventh president of Cornell University, Jeff brought the university community together to expand its role as a transnational institution and address the major challenges facing humanity in the 21st century. He urged the community to marshal its resources in response to three global challenges — life in the age of the genome, wisdom in the age of digital information, and sustainability in the age of global development. Under his leadership, the university set new records for fund raising success and for applicant volume. Jeff also led Cornell to forge new ties with the top universities in China, as well as to establish new links in France, India and Singapore.

Jeff was awarded an honorary doctorate degree by Peking University in recognition of his service as a bridge between scholars in the U.S. and China. He is also an honorary professor at the China Agricultural University and at Xiamen University. He is the Chair of the Board of Internet and a member of the governing boards of Leadership Enterprise for a Diverse America and the Asian University for Women Support Foundation. He has also been named as the Vice Chancellor of NYU Shanghai, effective July 1, 2012. As vice chancellor, he will be the chief executive of NYU Shanghai, in charge of all academic and administrative operations.

## Companies (other than Infosys) in which Prof. Jeffrey S. Lehman holds directorship and committee memberships

Directorships

None

Chairperson of Board committees

None

Member of Board committees

None

## Shareholding in the Company

Prof. Jeffrey S. Lehman does not hold any equity shares of the Company.



## Ann M. Fudge

Ann M. Fudge joined the Infosys Board as an Independent Director in October 2011 and currently chairs the Compensation Committee of the Board.

Ann was the Chairman and CEO of Young & Rubicam Brands, a global network of pre-eminent companies encompassing the full range of marketing communications. Young & Rubicam Brands companies include Y&R (advertising), Burson-Marsteller (public relations / public affairs), Wunderman (direct and database marketing), Landor Associates (brand consulting and creative design), Sudler & Hennessey (strategic healthcare communications) and Cohn & Wolfe (public relations) among others.

Prior to Young & Rubicam Brands, Ann served as the President, Beverages, Desserts and Post Division – a US $5 billion unit – of Kraft Foods. She served on Kraft's Management Committee and has managed many businesses including Maxwell House Coffee, Gevalia Kaffe, Kool Aid, Crystal Light, Post cereals, Jell-O desserts and Altoids. Before joining General Foods, she spent nine years at General Mills, where she began as a Marketing Assistant and rose to the level of Marketing Director.

Ann serves on the Board of Directors of General Electric, Novartis and Unilever. She is a trustee of Morehouse College and the Brookings Institution. She also serves on the Boards of the Rockefeller Foundation, the Council on Foreign Relations, and is the Chair of U.S. Program Advisory Panel for the Gates Foundation. She has served as the Vice Chair of the Harvard Board of Overseers, on the Board of Catalyst, the New York Philharmonic and on the Board of Governors for the Boys and Girls Clubs of America. She has also served on the Board of the Federal Reserve Bank of New York, Liz Claiborne, Allied Signal, Honeywell, and Marriott International.

In February 2010, U.S. President Barack Obama appointed Ann to serve on the National Commission on Fiscal Responsibility and Reform which issued its report, *The Moment of Truth*, in December, 2010.

Ann has received the Matrix Award for Advertising from New York Women in Communication and was a recipient of the New York Executive Council's Ten Awards for leadership and innovation in business. She was named one of *Time* magazine's Global Business Influentials. Among her other honors are Leadership Awards from the Minneapolis and New York City YWCA, an Alumni Achievement Award from Harvard Business School, a Lifetime Achievement Award from *Ebony* magazine, and a Legacy Award in Business from *Black Enterprise* magazine. She has been profiled in *Black Enterprise*, *Business Week* and *The New York Times*, among others and named by *Fortune* as one of the 50 most powerful women in American business.

Ann holds a bachelor's degree from Simmons College and an MBA from Harvard University Graduate School of Business.

### Companies (other than Infosys) in which Ann M. Fudge holds directorship and committee memberships

#### Directorships

General Electric Company
Novartis International AG
Unilever Plc

#### Chairperson of Board committees

None

#### Member of Board committees

General Electric Company
*Public Responsibilities Committee*

Novartis International AG
*Nominations Committee*
*Risk Committee*

Unilever Plc
*Remuneration Committee*
*Nominations Committee*

### Shareholding in the Company

Ann M. Fudge does not hold any equity shares of the Company.



## V. Balakrishnan

With over 22 years of experience in leadership positions in the finance domain, Bala now plays the role of the Group's Chief Financial Officer. His areas of responsibility include corporate finance, international taxation, risk management, and mergers and acquisitions for the whole group. Prior to joining Infosys, Bala was a Senior Accounts Executive with Amco Batteries Limited.

Bala was appointed the Chief Financial Officer in April 2006. Prior to that, he served as Company Secretary and Senior Vice President – Finance. Bala joined Infosys in 1991 and has served in various capacities in the Finance department.

Bala played a key role in Infosys' Indian IPO in 1993 as well as the Company's first overseas listing in 1999. He closely supervised the three sponsored secondary offerings by Infosys, including two – Public Offers Without Listing – in Japan. He played a significant role in Infosys' first acquisition in Australia. His contribution was valuable in procuring VC funding for Infosys BPO Limited and its ultimate sale.

Bala was conferred the CNBC-TV18 Best Performing CFO award for the IT and ITES sector for 2008 and 2009. He was voted the Best CFO by *FinanceAsia* in its Asia's Best Companies poll for 2008, 2009 and 2011. He won the Best CFO (Information Technology, Media, Communication and Entertainment) award from the Institute of Chartered Accountants of India (ICAI) in 2008.

He is an Associate Member of the Institute of Chartered Accountants of India, the Institute of Company Secretaries of India and the Institute of Cost & Works Accountants of India.

Bala holds a Bachelor of Science degree from the University of Madras. He also holds ACA, ACS and AICWA degrees.

### Companies (other than Infosys) in which V. Balakrishnan holds directorship and committee memberships

#### Directorships

Infosys BPO Limited
Tejas Networks Limited
Extensible Business Reporting Language (XBRL) India

#### Chairperson of Board committees

Tejas Networks Limited
*Audit Committee*

#### Member of Board committees

Infosys BPO Limited
*Audit Committee*
*Compensation Committee*
*Nominations Committee*

### Shareholding in the Company

V. Balakrishnan holds 3,10,623 equity shares and 16,000 American Depository Shares of the Company.



### Ashok Vemuri

Ashok heads the Manufacturing and Engineering Services units at Infosys. In this role, which he took up in April 2012, he is responsible for operational excellence, overall leadership and setting strategic direction.

Prior to his current role, Ashok was instrumental in establishing and leading the Company's Financial Services and Insurance global industry group. Under his leadership, the group grew to be the largest business segment of the Company, accounting for nearly 36% of Infosys' revenues.

Ashok joined Infosys in 1999 and has served in a number of leadership roles, including Head of Infosys Canada and Eastern North America Region operations. He is the Chairman of the Infosys subsidiaries in China and Shanghai, serves on the Board of Infosys Public Services Inc. and is responsible for business operations in the Americas, the Company's largest region in terms of clients and revenues.

Widely recognized for his expertise in global sourcing and technology-led transformation, Ashok is often quoted in leading publications such as *The New York Times*, *International Herald Tribune*, *American Banker*, *Wall Street & Technology*, and *Waters*, among others. A frequent speaker at industry forums, Ashok was selected by *Business Today* as one of India's 25 Hottest Young Executives in 2008. Ashok is committed to the education of future business leaders, serving on the Board of Visitors of the Fuqua School of Management at Duke University. He was also elected to the Forum of Young Global Leaders (YGL) by the World Economic Forum (WEF) in 2009.

Ashok holds a Bachelor's degree in Physics from St. Stephens College, Delhi, and a post-graduate diploma in business management from the Indian Institute of Management, Ahmedabad.

### Companies (other than Infosys) in which Ashok Vemuri holds directorship and committee memberships

Directorships

Infosys Technologies (China) Co. Limited
Infosys Technologies (Shanghai) Co. Limited
Infosys Public Services Inc.

Chairperson of Board committees

None

Member of Board committees

None

### Shareholding in the Company

Ashok Vemuri holds 15 equity shares of the Company.



### B. G. Srinivas

B. G. Srinivas, BG to his colleagues, is currently the Head of Europe and Global Head of Financial Services and Insurance. He joined Infosys in 1999 and has served in a number of leadership roles. Prior to his current role, he was the Head of Europe and Global Head of Manufacturing, Engineering Services, and Enterprise Mobility.

As the Head of Europe since 2004, BG is responsible for business operations and growth in the region and for ensuring both client and employee satisfaction. Under his leadership, the region was characterized by market expansion, new service offerings and new client acquisitions.

In 2007, BG was appointed the Head of Infosys' Manufacturing and Product Development and Engineering units. Following the consolidation and reorganization of industry groups, he was responsible for the worldwide manufacturing sector, which represents more than 20% of Infosys' total service line revenues.

BG's first leadership role was to establish and manage the Enterprise Solutions (ES) practice with a focus on consulting and package implementation.

In addition to his primary responsibilities, BG is a Member of the Boards of Infosys Australia, Infosys Sweden and Infosys Consulting India Limited. A member of the advisory board of Ovum, a leading European IT and business research and advisory firm, BG has also been a judge of the European Business Awards since its inception in 2007.

BG's views on global business and technology topics are often sought by leading media channels such as CNBC, CNN, BBC, *Financial Times*, and *Le Monde*. He is a frequent speaker at business and industry forums, at WEF and at leading business schools in Europe.

BG holds a B.E. in Mechanical Engineering from Bangalore University, and has participated in executive programs at IIM Ahmedabad and the Wharton Business School.

### Companies (other than Infosys) in which B. G. Srinivas holds directorship and committee memberships

Directorships

Infosys Technologies (Australia) Pty. Limited
Infosys Technologies (Sweden) AB
Infosys Consulting India Limited

Chairperson of Board committees

None

Member of Board committees

None

### Shareholding in the Company

B. G. Srinivas holds 60,015 equity shares of the Company.

## Attendance record of the Directors seeking appointment / re-appointment

| Directors | Number of meetings | |
|---|---|---|
| | Held | Attended |
| S. Gopalakrishnan | 6 | 6 |
| K. V. Kamath | 6 | 6 |
| David L. Boyles | 6 | 6 |
| Prof. Jeffrey S. Lehman | 6 | 5 |
| Ann M. Fudge | 2 | 2 |
| V. Balakrishnan | 3 | 3 |
| Ashok Vemuri | 3 | 3 |
| B. G. Srinivas | 3 | 3 |

### Disclosure in terms of Clause 49 (IV) (G) (ia) of the Listing Agreement

There are no *inter-se* relationships between the Board members.